UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

WESTAFF, INC.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

957070105

(CUSIP Number)

Sorensen Trust
D. Stephen Sorensen
3820 State Street
Santa Barbara, CA 93105
(805) 882-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Robert B. Pincus, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899-0636
(302) 651-3000

October 16, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032681108
1		Name of Reporting Persons Sorensen Trust
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) PF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 1,579,757
	9	Sole Dispositive Power
	10	Shared Dispositive Power 1,579,757
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,579,757
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 9.4%
14		Type of Reporting Person (See Instructions) OO

CUSIP No. 032681108
1		Name of Reporting Persons D. Stephen Sorensen
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 1,579,757
	9	Sole Dispositive Power
	10	Shared Dispositive Power 1,579,757
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,579,757
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 9.4%
14		Type of Reporting Person (See Instructions) IN

CUSIP No. 032681108
1		Name of Reporting Persons Shannon P. Sorensen
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 1,579,757
	9	Sole Dispositive Power
	10	Shared Dispositive Power 1,579,757
11		Aggregate Amount Beneficially Owned by Each Reporting Person 1,579,757
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 9.4%
14		Type of Reporting Person (See Instructions) IN

 Responses to each item of this Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.   Security and Issuer

 This Schedule 13D relates to common shares, par value $0.01 per share (the "Common Shares"), of Westaff, Inc., a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 298 North Wiget Lane, Walnut Creek, California  94598-2453.

Item 2.   Identity and Background

 This Schedule 13D is being filed jointly by the Sorensen Trust, D. Stephen Sorensen ("Mr. Sorensen"), an individual, and Shannon P. Sorensen, an individual ("Mrs. Sorensen" and, together with the Sorensen Trust and Mr. Sorensen, the "Reporting Persons," and each a "Reporting Person").  A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit A.  The principal business address of each of the Reporting Persons is 3280 State Street, Santa Barbara, California 93105.

 The Sorensen Trust is a California trust.  Mr. and Mrs. Sorensen, both individuals, are the settlors and sole trustees of the Sorensen Trust.  Mr. and Mrs. Sorensen are citizens of the United States of America.

 The Sorensen Trust holds 97% of the issued and outstanding equity interests in Koosharem Corporation.  Koosharem Corporation, a California corporation (which does business as the “Select Family of Staffing Companies” which include “SelectRemedy” and “Select Staffing”) is a national staffing industry leader, with annual sales of nearly $1.5 billion and serving more than 10,000 customers in 35 states from over 300 offices.  Founded in Santa Barbara, California in 1985, Koosharem Corporation offers premier workforce management services, including recruiting and screening professional job candidates, payroll and time attendance management, on-site supervision, proactive safety programs, and specialty staffing solutions, to a wide variety of client companies, including manufacturing, industrial, clerical, administrative, accounting, finance, information technology and professional services.

 During the past five years, none of the Reporting Persons or other individuals identified in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

 The Sorensen Trust used its personal funds to acquire the Common Shares reported on this Schedule 13D.

 The aggregate cost of purchasing such shares (excluding brokerage commissions, if any) was $497,047.97.

Item 4.   Purpose of Transaction

 The Reporting Persons acquired the Common Shares for investment purposes because they believe that the Common Shares are undervalued in the market and represent an attractive investment opportunity.  As described below, Koosharem Corporation has had, and intends to continue to have, conversations with the Issuer’s management and the board of directors regarding the Issuer, its business, its prospects and possible strategies to maximize shareholder value by acquiring 100% of the Issuer’s outstanding Common Shares.  The Reporting Persons may in the future consider a variety of different alternatives to achieving their goals of maximizing the value of their investment, including negotiated transactions, tender offers, proxy contests for control of the Issuer’s board of directors, consent solicitations or other actions.  It should not be assumed, however, that such Reporting Persons will take any of the forgoing actions.  The Reporting Persons reserve the right to participate, alone or with others, in plans, proposals or transactions of a similar or different nature with respect to the Issuer or to sell or dispose of the Common Shares in part or in whole.  The Reporting Persons may also communicate with the Issuer regarding the Issuer's business, its prospects and possible strategies including an acquisition of Issuer by Koosharem.

 On June 2, 2008, Mr. Sorensen sent a letter on behalf of Koosharem Corporation (as Select Staffing) to Michael Phillips, a director of the Issuer, setting forth a non-binding proposal for a combination of the Issuer and Select Staffing.  The proposal involved an affiliate of Select Staffing acquiring all of the outstanding shares of the Issuer at a price in the range of $4.00 to $4.25 per share in cash.  That proposal was explicitly subject to the completion of required due diligence, as well as the satisfactory negotiation and execution of mutually agreeable definitive transaction documents.  The Issuer declined to engage in any meaningful discussions with Koosharem, and its stock price continued to decline dramatically in the subsequent months.

 On August 21, 2008, Mr. Sorensen sent a letter on behalf of Koosharem Corporation (as Select Staffing) to Michael T. Willis, the Chairman and Chief Executive Officer of the Issuer, setting forth a non-binding proposal for a combination of the Issuer and Select Staffing.  The proposal involved Select Staffing acquiring all of the outstanding shares of the Issuer at a price of $1.40 per share in cash, a 65% premium to the closing price of the Issuer's stock as of August 20, 2008.  That proposal was explicitly subject to the completion of required due diligence, as well as the satisfactory negotiation and execution of mutually agreeable definitive transaction documents.  The Issuer declined to engage in any meaningful discussions with Koosharem regarding this proposal.

 On October 6, 2008, Mr. Sorensen sent a letter on behalf of Koosharem Corporation (as Select Staffing) to Mr. Willis, setting forth a revised non-binding proposal for a combination of the Issuer and Select Staffing.  The revised proposal involved Select Staffing acquiring all of the outstanding shares of the Issuer at a price of $2.25 per share in cash, a 750% premium to the closing price of the Issuer's stock as of October 6, 2008.  That revised proposal was explicitly subject to the completion of required due diligence, as well as the satisfactory negotiation and execution of mutually agreeable definitive transaction documents.  The Issuer declined to engage in any meaningful discussions with Koosharem regarding this proposal.

 On October 9, 2008, the Issuer and Select Staffing executed a confidentiality agreement pursuant to which the Issuer would provide Select Staffing with certain information in connection with discussing a potential transaction between the Issuer and Select Staffing.

 No proposal is currently outstanding.  Except as set forth in this Schedule 13D, the Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Company's financial position and strategic direction, price levels of the Common Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to this investment in the Company as they deem appropriate including, but not limited to, making another offer to acquire the outstanding Common Shares of the Issuer, purchasing additional Common Shares or selling some or all of their Common Shares in the open market or in privately negotiated transactions or otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Schedule 13D.

Item 5.   Interest in Securities of the Issuer

 (a) The aggregate number of Common Shares beneficially owned by the Reporting Persons as of the date hereof is 1,579,757.  The Reporting Persons are beneficial owners of 9.4% of the outstanding Common Shares.  According to the Issuer's quarterly report for the period ended July 12, 2008, as of August 25, 2008, 16,697,010 Common Shares were outstanding.

 (b) The Reporting Persons have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Shares beneficially owned by them.

 (c) The following table sets forth all transactions with respect to the Common Shares effected during the past 60 days by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on October 27, 2008.  Except as otherwise noted all such transactions were effected in the open market.

Name of Entity	Date	Number of Shares	Price per Share (in $)	Total Price (In $)
Sorensen Trust	9/29/2008	1,900	.50000	950.00
Sorensen Trust	9/29/2008	8,000	.50000	4,000.00
Sorensen Trust	9/29/2008	100	.50000	50.00
Sorensen Trust	10/8/2008	10,000	.26000	2,600.00
Sorensen Trust	10/8/2008	5,900	.25000	1,475.00
Sorensen Trust	10/8/2008	19,000	.25000	4,750.00
Sorensen Trust	10/8/2008	100	.25000	25.00
Sorensen Trust	10/9/2008	500	.24000	120.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	200	.24000	48.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	10,971	.24000	2,633.04
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	800	.24000	192.00

Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	350	.24000	84.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	100	.24000	24.00
Sorensen Trust	10/9/2008	2,000	.24000	480.00
Sorensen Trust	10/14/2008	100	.30000	30.00
Sorensen Trust	10/14/2008	100	.30000	30.00
Sorensen Trust	10/14/2008	1,200	.30000	360.00
Sorensen Trust	10/14/2008	100	.30000	30.00
Sorensen Trust	10/14/2008	200	.30000	60.00
Sorensen Trust	10/14/2008	200	.30000	60.00
Sorensen Trust	10/14/2008	100	.30000	30.00
Sorensen Trust	10/14/2008	579	.30000	173.70
Sorensen Trust	10/14/2008	700	.30000	210.00
Sorensen Trust	10/14/2008	100	.29000	29.00
Sorensen Trust	10/14/2008	200	.30000	60.00
Sorensen Trust	10/14/2008	1,421	.30000	426.30
Sorensen Trust	10/14/2008	2,036	.30000	610.80
Sorensen Trust	10/14/2008	300	.30000	90.00
Sorensen Trust	10/14/2008	600	.30000	180.00
Sorensen Trust	10/14/2008	100	.30000	30.00
Sorensen Trust	10/14/2008	100	.30000	30.00
Sorensen Trust	10/14/2008	14,443	.30000	4,332.90
Sorensen Trust	10/14/2008	100	.30000	30.00
Sorensen Trust	10/14/2008	9,900	.30000	2,970.00
Sorensen Trust	10/14/2008	400	.30000	120.00
Sorensen Trust	10/14/2008	2,500	.30000	750.00
Sorensen Trust	10/14/2008	1,100	.30000	330.00
Sorensen Trust	10/14/2008	5,000	.30000	1,500.00
Sorensen Trust	10/14/2008	1,000	.30000	300.00
Sorensen Trust	10/14/2008	100	.29000	29.00
Sorensen Trust	10/14/2008	300	.29000	87.00
Sorensen Trust	10/14/2008	100	.29000	29.00
Sorensen Trust	10/14/2008	200	.30000	60.00
Sorensen Trust	10/14/2008	100	.30000	30.00
Sorensen Trust	10/14/2008	200	.30000	60.00
Sorensen Trust	10/14/2008	2,000	.30000	600.00
Sorensen Trust	10/14/2008	400	.30000	120.00
Sorensen Trust	10/14/2008	200	.30000	60.00
Sorensen Trust	10/14/2008	4,800	.30000	1,440.00
Sorensen Trust	10/14/2008	199	.30000	59.70
Sorensen Trust	10/14/2008	199	.30000	59.70
Sorensen Trust	10/14/2008	11,200	.30000	3,360.00

Sorensen Trust	10/14/2008	2	.30000	.60
Sorensen Trust	10/16/2008	999,914	.29997	299,944.20
Sorensen Trust	10/24/2008	200	.35000	70.00
Sorensen Trust	10/24/2008	300	.35000	105.00
Sorensen Trust	10/24/2008	200	.35000	70.00
Sorensen Trust	10/24/2008	600	.35000	210.00
Sorensen Trust	10/24/2008	2,900	.35000	1,015.00
Sorensen Trust	10/24/2008	34,600	.35000	12,110.00
Sorensen Trust	10/24/2008	100	.33000	33.00
Sorensen Trust	10/24/2008	700	.33000	231.00
Sorensen Trust	10/24/2008	100	.33000	33.00
Sorensen Trust	10/24/2008	300	.33000	99.00
Sorensen Trust	10/24/2008	700	.33000	231.00
Sorensen Trust	10/24/2008	100	.33000	33.00
Sorensen Trust	10/24/2008	300	.33000	99.00
Sorensen Trust	10/24/2008	1,600	.33000	528.00
Sorensen Trust	10/24/2008	100	.33000	33.00
Sorensen Trust	10/24/2008	300	.33000	99.00
Sorensen Trust	10/24/2008	3,900	.33000	1,287.00
Sorensen Trust	10/24/2008	1,200	.33000	396.00
Sorensen Trust	10/24/2008	4,500	.33000	1,485.00
Sorensen Trust	10/24/2008	100	.33000	33.00
Sorensen Trust	10/24/2008	23,500	.33000	7,755.00
Sorensen Trust	10/27/2008	100	.35000	35.00
Sorensen Trust	10/27/2008	100	.34000	34.00
Sorensen Trust	10/27/2008	100	.32000	32.00
Sorensen Trust	10/27/2008	500	.34500	172.50
Sorensen Trust	10/27/2008	5,000	.33000	1,650.00
Sorensen Trust	10/27/2008	600	.33000	198.00
Sorensen Trust	10/27/2008	95	.33000	31.35
Sorensen Trust	10/27/2008	1,000	.33000	330.00
Sorensen Trust	10/27/2008	100	.34000	34.00
Sorensen Trust	10/27/2008	5,700	.35000	1,995.00
Sorensen Trust	10/27/2008	4,300	.35000	1,505.00
Sorensen Trust	10/27/2008	700	.35000	245.00
Sorensen Trust	10/27/2008	200	.35000	70.00
Sorensen Trust	10/27/2008	100	.35000	35.00
Sorensen Trust	10/27/2008	2,000	.35000	700.00
Sorensen Trust	10/27/2008	248,000	.35000	86,800.00
Sorensen Trust	10/27/2008	2,000	.35000	700.00
Sorensen Trust	10/27/2008	37,000	.35000	12,950.00
Sorensen Trust	10/27/2008	2,600	.35000	910.00
Sorensen Trust	10/27/2008	200	.35000	70.00
Sorensen Trust	10/27/2008	100	.35500	35.50
Sorensen Trust	10/27/2008	100	.35500	35.50
Sorensen Trust	10/27/2008	2,300	.35500	816.50
Sorensen Trust	10/27/2008	7,000	.35500	2,485.00
Sorensen Trust	10/27/2008	4,500	.35500	1,597.50
Sorensen Trust	10/27/2008	1,100	.35500	390.50
Sorensen Trust	10/27/2008	4,200	.35500	1,491.00
Sorensen Trust	10/27/2008	1,100	.35500	390.50
Sorensen Trust	10/27/2008	2,100	.35500	745.50
Sorensen Trust	10/27/2008	1,100	.35500	390.50
Sorensen Trust	10/27/2008	1,100	.35500	390.50
Sorensen Trust	10/27/2008	100	.36000	36.00
Sorensen Trust	10/27/2008	5,000	.37000	1,850.00
Sorensen Trust	10/27/2008	2,613	.36000	940.68
Sorensen Trust	10/27/2008	100	.37000	37.00
Sorensen Trust	10/27/2008	100	.37000	37.00
Sorensen Trust	10/27/2008	100	.39000	39.00
Sorensen Trust	10/27/2008	100	.39000	39.00
Sorensen Trust	10/27/2008	400	.39500	158.00
Sorensen Trust	10/27/2008	500	.40000	200.00
Sorensen Trust	10/27/2008	1,300	.38000	494.00
Sorensen Trust	10/27/2008	1,300	.40000	520.00
Sorensen Trust	10/27/2008	100	.40000	40.00
Sorensen Trust	10/27/2008	1,300	.40000	520.00
Sorensen Trust	10/27/2008	500	.40000	200.00
Sorensen Trust	10/27/2008	100	.40000	40.00
Sorensen Trust	10/27/2008	18,500	.40000	7,400.00
Sorensen Trust	10/27/2008	8,235	.40000	3,294.00
Sorensen Trust	10/27/2008	3,000	.40000	1,200.00
Sorensen Trust	10/27/2008	100	.40000	40.00

 (d) Except as set forth in this Item 5, no person is known to have the right to receive or to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

 (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

 Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits

Exhibit A –	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 27, 2008

SORENSEN TRUST
By:	/s/ D. Stephen Sorensen
D. Stephen Sorensen Trustee /s/ Shannon P. Sorensen
Shannon P. Sorensen Trustee

/s/ D. STEPHEN SORENSEN
D. STEPHEN SORENSEN

/s/ SHANNON P. SORENSEN
SHANNON P. SORENSEN

Exhibit A

JOINT FILING AGREEMENT

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer."  The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings.  The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of the 27th day of October 2008.

SORENSEN TRUST
By:	/s/ D. Stephen Sorensen
D. Stephen Sorensen Trustee /s/ Shannon P. Sorensen
Shannon P. Sorensen Trustee

/s/ D. STEPHEN SORENSEN
D. STEPHEN SORENSEN

/s/ SHANNON P. SORENSEN
SHANNON P. SORENSEN